Twenty largest holdings
Emerging Markets Growth Fund, Inc.

Ranking			% Total
12/31/06	6/30/07	Security	portfolio	% Index[1]	Description
3	1	América Móvil	3.3	2.0	Latin America's largest cellular communications provider.
2	2	Hon Hai Precision Industry	2.4	1.2	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
1	3	Samsung Electronics	2.3	2.7	South Korea's top electronics manufacturer and a global leader in semiconductor production.
4	4	Taiwan Semiconductor Manufacturing	2.0	1.5	One of the world's largest semiconductor manufacturers.
36	5	Petrobas	1.9	2.6	One of the world's largest oil companies. Engaged in exploration, production, refining, marketing and chemicals.
5	6	Kookmin Bank	1.8	1.0	Korea's largest financial services provider.
22	7	China Shenhua Energy	1.6	0.4	Coal-based energy and power distribution company in China.
11	8	AmBev	1.6	0.5	The dominant beer producer in Latin America.
9	9	OCI	1.5	0.2	A leading cement producer and construction contractor serving customers in the developing world.
16	10	Anhui Conch Cement	1.4	0.1	China's largest producer and seller of cement and commodity clinker.

		Total companies 1 through 10	19.8	12.2

na	11	Telemar	1.4	0.3	Provides fixed line telecommunications services in eastern and northern Brazil.
6	12	Telekomunikasi Indonesia	1.4	0.4	The dominant telecommunications services provider in Indonesia.
33	13	Embraer	1.3	0.0	One of the largest aircraft manufacturers. Specializes in the commercial, defense and executive aviation markets.
8	14	Infosys Technologies	1.1	0.2	One of India's leading information technology services companies, with a worldwide client base.
40	15	Bumiputra-Commerce Holdings	1.1	0.3	Involved in banking, financial services and real estate management.
21	16	Gazprom	1.1	1.0	The largest gas producer and transporter in the Russian Federation.
19	17	Harmony Gold Mining	0.9	3.2	One of South Africa's largest gold mining companies.
39	18	AU Optronics	0.8	0.4	Largest Taiwanese and global top-5 manufacturer of flat liquid-crystal display panels used in monitors, notebooks, mobile phones, TVs and other electronic devices.
10	19	Teva Pharmaceutical Industries	0.8	0.5	The leading drug company in Israel, and one of the largest generic drug companies in the U.S.
47	20	Gold Fields	0.8	0.0	Among the world's largest gold mining and exploration companies.

		Total companies 1 through 20	30.1	19.5

1MSCI EMERGING MARKETS INDEX

Diversification by sector
Emerging Markets Growth Fund, Inc.

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/06	6/30/07	6/30/07		12/31/06	6/30/07	6/30/07
ENERGY	5.9	8.3	15.7	FINANCIALS	16.7	13.7	21.3
Petrobras		1.9		Kookmin Bank		1.8
China Shenhua Energy		1.6		Bumiputra-Commerce Holdings		1.0
Gazprom		1.0		Standard Bank Group		0.7
OTHERS		3.4		Fubon Financial Holding		0.6
MATERIALS	11.2	15.3	14.2	Shinhan Financial Group		0.6
Anhui Conch Cement		1.4		Akbank		0.6
Harmony Gold Mining		0.9		Housing Development Finance		0.5
Gold Fields		0.8		OTHERS		7.9
Ambuja Cements		0.7		INFORMATION TECHNOLOGY	14.2	13.0	12.8
Asia Cement		0.7		Hon Hai Precision Industry		2.4
Taiwan Cement		0.7		Samsung Electronics		2.3
Magnitogorsk Iron and Steel		0.7		Taiwan Semiconductor Manufacturing		2.0
OTHERS		8.8		Infosys Technologies		1.1
INDUSTRIALS	10.9	12.1	9.0	AU Optronics		0.9
OCI		1.5		Mediatek		0.8
Embraer		1.1		Delta Electronics		0.5
Samsung Engineering		0.8		OTHERS		3.0
Murray & Roberts Holdings		0.7
Empresas ICA		0.6		TELECOMMUNICATION SERVICES	11.2	11.8	10.5
IJM Corp.		0.6		América Móvil		3.3
OTHERS		6.8		Telemar		1.4
CONSUMER DISCRETIONARY	8.4	8.5	6.1	Telekomunikasi Indonesia		1.3
GOME Electrical Appliances Holding		0.7		Orascom Telecom		0.6
Submarino		0.7		Egyptian Company for Mobile Services		0.5
Hankook Tire		0.5		OTHERS		4.7
OTHERS		6.6		UTILITIES	2.5	2.4	3.7
CONSUMER STAPLES	11.0	7.4	5.0	RAO UES of Russia		0.8
AmBev		1.6		OTHERS		1.6
IOI		0.7		OTHER	1.5	1.4	0.0
Migros Turk		0.6		Baring Vostok Capital Partners		0.3
OTHERS		4.5		OTHERS		1.1
HEALTH CARE	1.9	1.5	1.7	Total equity	95.4	95.4	100.0
Teval Pharmaceutical Industries		0.8		Fixed income	0.9	0.7
OTHERS		0.7		Cash & equivalents	3.7	3.9
				Total assets	100.0	100.0

1MSCI EMERGING MARKETS INDEX				Overweight	MATERIALS
					INDUSTRIALS
					CONSUMER DISCRETIONARY
					CONSUMER STAPLES
					INFORMATION TECHNOLOGY
					TELECOMMUNICATION SERVICES
					OTHER
				Underweight	HEALTH CARE
					FINANCIALS
					UTILITIES

Diversification by country
Emerging Markets Growth Fund as of June 30, 2007

	% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]		% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]
LATIN AMERICA	19.8	16.5	19.6	20.6	EUROPE/MIDDLE EAST/AFRICA	23.8	29.5	26.1	25.8
BRAZIL	12.7	9.2	11.0	11.3	RUSSIAN FEDERATION	6.8	8.2	10.1	9.5
MEXICO	6.1	4.2	5.3	6.0	SOUTH AFRICA	7.9	6.1	7.7	7.5
CHILE	0.5	1.6	2.0	1.6	ISRAEL	2.1	1.7	2.2	2.3
ARGENTINA	0.1	0.5	0.6	0.8	POLAND	0.2	1.5	1.9	1.9
PERU	0.0	0.6	0.7	0.6	TURKEY	2.6	1.2	1.5	1.5
REPUBLIC OF COLOMBIA	0.4	0.4	0.0	0.3	HUNGARY	0.0	0.8	1.0	1.1
SOUTHEAST ASIA	14.9	14.0	12.8	12.8	CZECH REPUBLIC	0.0	0.4	0.5	0.8
INDIA	5.6	8.3	7.3	6.4	EGYPT	2.7	0.6	0.7	0.8
MALAYSIA	4.5	2.0	2.4	2.7	MOROCCO	0.1	0.4	0.5	0.3
INDONESIA	2.2	0.9	1.2	1.5	JORDAN	0.0	0.3	0.0	0.1
THAILAND	1.3	1.8	1.3	1.4	KAZAKHSTAN	0.5	0.0	0.0	0.0
PHILIPPINES	1.0	0.7	0.6	0.6	SULTANATE OF OMAN	0.3	0.2	0.0	0.0
PAKISTAN	0.1	0.3	0.0	0.2	UNITED ARAB EMIRATES	0.1	1.4	0.0	0.0
SRI LANKA	0.2	0.0[4]	0.0	0.0	NIGERIA	0.0	0.6	0.0	0.0
FAR EAST ASIA	33.0	40.0	41.5	40.8	SAUDI ARABIA	0.0	2.9	0.0	0.0
KOREA (SOUTH)	10.3	13.6	16.3	15.6	BAHRAIN	0.0	0.2	0.0	0.0
CHINA	10.3	16.5	12.9	12.7	KUWAIT	0.0	2.2	0.0	0.0
TAIWAN	11.2	9.9	12.3	12.5	ZIMBABWE	0.0	0.0[4]	0.0	0.0
HONG KONG	1.2	0.0	0.0	0.0	QATAR	0.0	0.8	0.0	0.0

					OTHERS[5]	4.4	0.0	0.0	0.0

					Total equity	95.4	100.0	100.0	100.0
					Total fixed income	0.7
					Total cash & equivalents	3.9
					Total assets	100.0

1S&P/International Finance Corporation Global Composite Index
2S&P/International Finance Corporation Investable Composite Index
3MSCI Emerging Markets Index [4]Holding is less than 0.05%.
[5]The current period includes 4.4% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.4% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	6/30/07	6/30/07
LATIN AMERICA	37.9	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	19.8	20.6
BRAZIL	15.9	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	12.7	11.3
MEXICO	11.4	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	6.1	6.0
CHILE	2.0	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.5	1.6
ARGENTINA	6.9	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.1	0.8
PERU	1.4	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.6
REPUBLIC OF COLOMBIA	0.1	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.4	0.3
VENEZUELA	0.1	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0
ECUADOR	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	12.8	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	14.9	12.8
INDIA	6.6	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	5.6	6.4
MALAYSIA	1.0	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.5	2.7
INDONESIA	1.9	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.2	1.5
THAILAND	0.4	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.3	1.4
PHILIPPINES	2.3	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.0	0.6
PAKISTAN	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.2
SRI LANKA	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.0
VIETNAM	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0

FAR EAST ASIA	8.2	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	33.0	40.8
KOREA (SOUTH)	1.7	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	10.3	15.6
TAIWAN	5.6	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	10.3	12.7
CHINA	0.6	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	11.2	12.5
HONG KONG	0.3	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	0.0

EUROPE/MIDDLE EAST/AFRICA	18.6	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	23.3	25.8
RUSSIAN FEDERATION	5.9	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	6.8	9.5
SOUTH AFRICA	4.7	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	7.9	7.5
ISRAEL	0.0	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	2.1	2.3
POLAND	0.8	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.2	1.9
TURKEY	5.1	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	2.6	1.5
HUNGARY	0.6	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	1.1
CZECH REPUBLIC	0.2	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.8
EGYPT	0.1	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	2.7	0.8
MOROCCO	0.2	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.3
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
NIGERIA	0.0	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0
CROATIA	0.5	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.0	0.0
ESTONIA	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.2	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
MAURITIUS	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
SLOVAKIA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
UKRAINE	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[2]	5.6	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	4.4	0.0

Total equity	83.1	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	95.4	100.0
Fixed income	4.8	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.7
Cash & equivalents	12.1	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	3.9
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1MSCI Emerging Markets Index
[2]The current period includes 4.4% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.4% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund, Inc.

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/06	6/30/07	6/30/07		12/31/06	6/30/07	6/30/07
LATIN AMERICA	18.2	19.8	20.6	EMERGING EUROPE/MIDDLE EAST/AFRICA	23.7	23.3	25.8
BRAZIL	9.4	12.7	11.3	RUSSIAN FEDERATION	5.6	6.8	9.5
MEXICO	7.9	6.1	6.0	SOUTH AFRICA	8.7	7.9	7.5
CHILE	0.5	0.5	1.6	ISRAEL	2.5	2.1	2.3
ARGENTINA	0.1	0.1	0.8	POLAND	0.4	0.2	1.9
PERU	0.0	0.0	0.6	TURKEY	3.3	2.6	1.5
REPUBLIC OF COLOMBIA	0.3	0.4	0.3	HUNGARY	0.3	0.0	1.1
				CZECH REPUBLIC	0.1	0.0	0.8
SOUTHEAST ASIA	16.6	14.9	12.8	EGYPT	2.1	2.7	0.8
INDIA	6.5	5.6	6.4	MOROCCO	0.1	0.1	0.3
MALAYSIA	3.9	4.5	2.7	JORDAN	0.0	0.0	0.1
INDONESIA	3.4	2.2	1.5	KAZAKHSTAN	0.3	0.5	0.0
THAILAND	1.5	1.3	1.4	SULTANATE OF OMAN	0.1	0.3	0.0
PHILIPPINES	0.8	1.0	0.6	UNITED ARAB EMIRATES	0.1	0.1	0.0
PAKISTAN	0.1	0.1	0.2	NIGERIA	0.1	0.0	0.0
SRI LANKA	0.1	0.2	0.0
VIETNAM	0.3	0.0	0.0	OTHER[2]	2.8	4.4	0.0

FAR EAST ASIA	34.1	33.0	40.8	Total equity	95.4	95.4	100.0
KOREA (SOUTH)	11.0	10.3	15.6	Total fixed income	0.9	0.7
CHINA	9.6	10.3	12.7	Total cash and equivalents	3.7	3.9
TAIWAN	11.9	11.2	12.5	Total assets	100.0	100.0
HONG KONG	1.6	1.2	0.0

1MSCI EMERGING MARKETS INDEX
[2]The current period includes 4.4% in companies with substantial business assets in emerging market but that are domiciled in developed markets, and 0.4% in CII's Private Equity funds.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 6/30/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2007					2006
January	0.60	0.60	-1.22	-1.08	1st qtr.	12.89	12.89	11.51	12.02
February	-0.28	-0.28	-0.66	-0.59	2nd qtr.	-4.58	-4.58	-5.11	-4.34
March	4.08	4.08	3.74	3.98	3rd qtr.	7.11	7.11	4.10	4.88
1st qtr.	4.41	4.41	1.79	2.25	4th qtr.	15.74	18.32	17.28	17.60
April	4.52	4.52	4.40	4.63	Year 2006	33.55	36.53	29.18	32.17
May	6.33	6.33	4.62	4.95	2005
June	3.40	3.40	4.43	4.69	1st qtr.	2.07	2.07	1.20	1.80
2nd qtr	14.92	14.92	14.06	14.96	2nd qtr.	5.91	5.91	3.00	4.12
					3rd qtr.	16.33	16.33	17.01	17.95
					4th qtr.	7.20	10.03	6.83	7.18
Lifetime return					Year 2005	34.79	38.35	30.31	34.00
Cumulative %	2,769.84	4,181.61	__	__	2004
Annualized %	17.26	19.50	__	__	1st qtr.	9.13	9.13	8.87	9.59
					2nd qtr.	-10.98	-10.98	-10.34	-9.64
					3rd qtr.	7.65	7.65	7.39	8.14
					4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 6/30/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 6/30/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2007					2006
January	0.60	0.60	-1.22	-1.08	1st qtr.	12.89	12.89	11.51	12.02
February	-0.28	-0.28	-0.66	-0.59	2nd qtr.	-4.58	-4.58	-5.11	-4.34
March	4.08	4.08	3.74	3.98	3rd qtr.	7.11	7.11	4.10	4.88
1st qtr.	4.41	4.41	1.79	2.25	4th qtr.	15.74	18.32	17.28	17.60
April	4.52	4.52	4.40	4.63	Year 2006	33.55	36.53	29.18	32.17
May	6.33	6.33	4.62	4.95	2005
June	3.40	3.40	4.43	4.69	1st qtr.	2.07	2.07	1.20	1.80
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	5.91	5.91	3.00	4.12
					3rd qtr.	16.33	16.33	17.01	17.95
					4th qtr.	7.20	10.03	6.83	7.18
Lifetime return					Year 2005	34.79	38.35	30.31	34.00
Cumulative %	2,769.84	4,181.61	__	__	2004
Annualized %	17.26	19.50	__	__	1st qtr.	9.13	9.13	8.87	9.59
					2nd qtr.	-10.98	-10.98	-10.34	-9.64
					3rd qtr.	7.65	7.65	7.39	8.14
					4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 6/30/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of June 30, 2007

								Calendar YTD
	20 years	15 years	10 years	5 years	3 years	1 year	2Q07	6/30/07
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	19.04	14.51	11.74	31.92	42.21	53.10	15.11	20.39
- net of operating expenses	18.01	13.63	10.94	31.01	41.23	52.08	14.92	19.99

MSCI Emerging Markets Index (stacked index)	—	11.01	9.19	30.25	38.20	44.99	14.96	17.55

MSCI World Index with net dividends	8.62	10.24	7.44	14.47	17.20	24.03	6.63	9.38

MSCI EAFE Index with net dividends	7.34	9.59	7.91	18.04	22.55	27.23	6.51	10.89

S&P 500 Index with income reinvested	10.77	11.16	7.12	10.70	11.67	20.57	6.27	6.96

Results are in US$. Periods greater than one year are annualized. Results reflect the reinvestment of dividends, interest and other earnings.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calucated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable funds, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of June 30, 2007

								Calendar YTD
	20 years	15 years	10 years	5 years	3 years	1 year	2Q07	6/30/07
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	19.04	14.51	11.74	31.92	42.21	53.10	15.11	20.39
- net of operating expenses	18.01	13.63	10.94	31.01	41.23	52.08	14.92	19.99

MSCI Emerging Markets Index (stacked index)	—	11.01	9.19	30.25	38.20	44.99	14.96	17.55

MSCI World Index with net dividends	8.62	10.24	7.44	14.47	17.20	24.03	6.63	9.38

MSCI EAFE Index with net dividends	7.34	9.59	7.91	18.04	22.55	27.23	6.51	10.89

S&P 500 Index with income reinvested	10.77	11.16	7.12	10.70	11.67	20.57	6.27	6.96

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Results are in US$. Periods greater than one year are annualized. Results reflect the reinvestment of dividends, interest and other earnings.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calucated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable funds, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund, Inc.

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/06	6/30/07	6/30/07		12/31/06	6/30/07	6/30/07
ENERGY	5.9	8.3	15.7	HEALTH CARE	1.9	1.5	1.7
ENERGY EQUIPMENT & SERVICES	0.3	0.6	0.5	HEALTH CARE PROVIDERS & SERVICES	0.5	0.5	0.1
OIL GAS & CONSUMABLE FUELS	5.6	7.7	15.2	PHARMACEUTICALS	1.4	1.0	1.6
MATERIALS	11.2	15.3	14.2
CHEMICALS	0.2	1.2	2.1	FINANCIALS	16.7	13.7	21.3
CONSTRUCTION MATERIALS	3.4	4.7	1.8	COMMERCIAL BANKS	11.0	9.0	15.1
CONTAINERS & PACKAGING	0.1	0.0	0.1	THRIFTS & MORTGAGE FINANCE	0.5	0.5	0.3
METALS & MINING	6.6	8.5	9.6	DIVERSIFIED FINANCIAL SERVICES	1.4	1.3	1.2
PAPER & FOREST PRODUCTS	0.9	0.9	0.6	CAPITAL MARKETS	0.3	0.3	0.9
INDUSTRIALS	10.9	12.1	9.0	INSURANCE	0.3	0.8	2.6
AEROSPACE & DEFENSE	0.7	1.2	0.2	REAL ESTATE INVESTMENT TRUSTS (REITS)	2.4	0.2	0.0
BUILDING PRODUCTS	0.2	0.0	0.2	REAL ESTATE MANAGEMENT & DEVELOPMENT	0.1	1.6	1.2
CONSTRUCTION & ENGINEERING	4.8	5.9	2.0
ELECTRICAL EQUIPMENT	0.7	1.2	0.4
INDUSTRIAL CONGLOMERATES	0.8	1.3	1.9	INFORMATION TECHNOLOGY	14.2	13.0	12.8
MACHINERY	1.2	0.6	1.6	INTERNET SOFTWARE & SERVICES	0.3	0.4	0.3
TRADING COMPANIES & DISTRIBUTORS	0.0	0.0	0.3	IT SERVICES	1.9	1.2	1.2
COMMERCIAL SERVICES & SUPPLIES	0.1	0.1	0.1	SOFTWARE	0.2	0.2	0.2
AIR FREIGHT & LOGISTICS	0.3	0.1	0.2	COMMUNICATIONS EQUIPMENT	0.7	0.3	0.2
AIRLINES	0.7	0.5	0.5	COMPUTERS & PERIPHERALS	1.1	0.9	1.9
MARINE	0.1	0.1	0.7	ELECTRONIC EQUIPMENT & INSTRUMENTS	4.2	4.3	2.8
ROAD & RAIL	0.0	0.0	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.8	5.7	6.2
TRANSPORTATION INFRASTRUCTURE	1.3	1.1	0.7	TELECOMMUNICATION SERVICES	11.2	11.8	10.5
CONSUMER DISCRETIONARY	8.4	8.5	6.1	DIVERSIFIED TELECOMMUNICATION SERVICES	3.7	3.9	3.6
AUTO COMPONENTS	1.1	0.9	0.4	WIRELESS TELECOMMUNICATION SERVICES	7.5	7.9	6.9
AUTOMOBILES	1.1	0.8	1.2	UTILITIES	2.5	2.4	3.7
HOUSEHOLD DURABLES	0.0	0.0	1.1	ELECTRIC UTILITIES	1.4	1.5	2.2
LEISURE EQUIPMENT & PRODUCTS	0.1	0.2	0.1	GAS UTILITIES	0.0	0.0	0.3
TEXTILES, APPAREL, & LUXURY GOODS	0.0	0.3	0.3	MULTI UTILITIES	0.0	0.0	0.1
HOTELS, RESTAURANTS & LEISURE	1.3	1.3	0.6	WATER UTILITIES	0.3	0.3	0.2
DIVERSIFIED CONSUMER SERVICES	0.0	0.2	0.0	INDEPENDENT POWER PROD & ENERGY TRADERS	0.8	0.6	0.9
MEDIA	2.2	1.5	1.3	OTHER	1.5	1.4	0.0
DISTRIBUTORS	0.3	0.4	0.2	EMERGING MARKET FUNDS/ PARTNERSHIPS	1.5	1.4	0.0
INTERNET & CATALOG RETAIL	0.4	0.7	0.1
MULTILINE RETAIL	1.2	1.0	0.5	Total equity	95.4	95.4	100.0
SPECIALTY RETAIL	0.7	1.2	0.3	Total fixed income	0.9	0.7
CONSUMER STAPLES	11.0	7.4	5.0	Total cash and equivalents	3.7	3.9
FOOD & STAPLES RETAILING	4.6	1.7	1.3	Total assets	100.0	100.0
BEVERAGES	3.4	2.8	1.2
FOOD PRODUCTS	2.2	2.5	1.4
TOBACCO	0.0	0.0	0.6
HOUSEHOLD PRODUCTS	0.4	0.3	0.3
PERSONAL PRODUCTS	0.4	0.1	0.2

1MSCI EMERGING MARKETS INDEX

Fund profile US$
Emering Markets Growth Fund as of June 30, 2007

The Fund (began operations in 1986)

■ Special Characteristics: For the institutional investor seeking to diversify in emerging markets both geographically and by industry sector. The fund is a U.S. domiciled open-end interval fund and redeems on a monthly basis. The fund operated as a closed-end fund until July 1, 1999.
■ Objective: Seeks long-term growth of capital through investments in developing countries all over the world.
■ Types of Investments: Invests in common stocks, securities convertible to common stock, bonds, and cash.
 ■ Investment Advisory Fee: For its services, the Manager receives from the Fund a fee, payable monthly in U.S. dollars, at the annual rate of 0.90% of the first $400 million of aggregate net assets of the Fund. The annual rate is reduced to 0.80% of the aggregate net assets from $400 million to $1 billion; to 0.70% of the aggregate net assets from $1 billion to $2 billion; to 0.65% of the aggregate net assets from $2 billion to $4 billion; to 0.625% of the aggregate net assets from $4 billion to $6 billion; to 0.60% of the aggregate net assets from $6 billion to $8 billion; to 0.58% of the aggregate net assets from $8 billion to $11 billion; to 0.56% of the aggregate net assets from $11 billion to $15 billion; to 0.54% of the aggregate net assets from $15 billion to $20 billion; to 0.52% of such aggregate net assets in excess of $20 billion as determined on the last business day of every week and month.

Fund characteristics								Largest individual holdings (% of portfolio)
Fiscal years ending June 30			2007	2006	2005	2004	2003	América Móvil			3.0
Fund assets ($ millions)			$15,380	$11,100	$13,632	$15,758	$16,154	Hon Hai Precision Industry			2.4
Ratio of net investment income to average net assets			1.39%	1.57%	1.96%	1.64%	2.14%	Samsung Electronics			2.3
Expense ratio (including non-U.S. taxes)			0.70%	0.72%	0.71%	0.71%	0.70%	Taiwan Semiconductor Manufacturing			2.0
Portfolio turnover			52.19%	38.48%	29.98%	35.35%	33.70%	Petrobas			1.9
Largest industy holdings (% of portfolio)		Largest country holdings (% of portfolio)						Kookmin Bank			1.8
Commercial banks	9.0	Brazil					12.7	China Shenhua Energy			1.6
Metals & mining	8.5	Taiwan					11.2	AmBev			1.6
Wireless telecommunication services	7.9	Korea (South)					10.3	OCI			1.5
Oil, gas & consumable fuels	7.7	China					10.3	Anhui Conch Cement			1.4
Construction & engineering	5.9	South Africa					7.9

Rates of return for periods ending June 30, 2007[1]								Asset mix
											Total
	20 years	15 years	10 years	5 years	3 years	1 year	2Q07	Stocks	Bonds	Cash	assets
EMGF	18.01%	13.63%	10.94%	31.01%	41.23%	52.08%	14.92%	95.3%	0.7%	4.0%	$15.4 bil

Results are in US$.
[1]Net of operating expenses. Total returns (expressed as percentages) are calculated from change in the fund's net asset value, assuming all distributions reinvested. Results for periods greater than one year are annualized. This profile must be accompanied or preceded by a current prospectus for the fund. The Fund is an open-end interval fund that redeems fund shares on a monthly basis. Please read the fund's prospectus for additional information on the fund's redemption policy.

Fund profile US$
Emering Markets Growth Fund as of June 30, 2007

The Fund (began operations in 1986)

■ Special Characteristics: For the institutional investor seeking to diversify in emerging markets both geographically and by industry sector. The fund is a U.S. domiciled open-end interval fund and redeems on a monthly basis. The fund operated as a closed-end fund until July 1, 1999.
■ Objective: Seeks long-term growth of capital through investments in developing countries all over the world.
■ Types of Investments: Invests in common stocks, securities convertible to common stock, bonds, and cash.
 ■ Investment Advisory Fee: For its services, the Manager receives from the Fund a fee, payable monthly in U.S. dollars, at the annual rate of 0.90% of the first $400 million of aggregate net assets of the Fund. The annual rate is reduced to 0.80% of the aggregate net assets from $400 million to $1 billion; to 0.70% of the aggregate net assets from $1 billion to $2 billion; to 0.65% of the aggregate net assets from $2 billion to $4 billion; to 0.625% of the aggregate net assets from $4 billion to $6 billion; to 0.60% of the aggregate net assets from $6 billion to $8 billion; to 0.58% of the aggregate net assets from $8 billion to $11 billion; to 0.56% of the aggregate net assets from $11 billion to $15 billion; to 0.54% of the aggregate net assets from $15 billion to $20 billion; to 0.52% of such aggregate net assets in excess of $20 billion as determined on the last business day of every week and month.

Fund characteristics								Largest individual holdings (% of portfolio)
Fiscal years ending June 30			2007	2006	2005	2004	2003	América Móvil			3.0
Fund assets ($ millions)			$15,380	$11,100	$13,632	$15,758	$16,154	Hon Hai Precision Industry			2.4
Ratio of net investment income to average net assets			1.39%	1.57%	1.96%	1.64%	2.14%	Samsung Electronics			2.3
Expense ratio (including non-U.S. taxes)			0.70%	0.72%	0.71%	0.71%	0.70%	Taiwan Semiconductor Manufacturing			2.0
Portfolio turnover			52.19%	38.48%	29.98%	35.35%	33.70%	Petrobas			1.9
Largest industy holdings (% of portfolio)		Largest country holdings (% of portfolio)						Kookmin Bank			1.8
Commercial banks	9.0	Brazil					12.7	China Shenhua Energy			1.6
Metals & mining	8.5	Taiwan					11.2	AmBev			1.6
Wireless telecommunication services	7.9	Korea (South)					10.3	OCI			1.5
Oil, gas & consumable fuels	7.7	China					10.3	Anhui Conch Cement			1.4
Construction & engineering	5.9	South Africa					7.9

Rates of return for periods ending June 30, 2007[1]								Asset mix
											Total
	20 years	15 years	10 years	5 years	3 years	1 year	2Q07	Stocks	Bonds	Cash	assets
EMGF	18.01%	13.63%	10.94%	31.01%	41.23%	52.08%	14.92%	95.3%	0.7%	4.0%	$15.4 bil

Results are in US$.
[1]Net of operating expenses. Total returns (expressed as percentages) are calculated from change in the fund's net asset value, assuming all distributions reinvested. Results for periods greater than one year are annualized. This profile must be accompanied or preceded by a current prospectus for the fund. The Fund is an open-end interval fund that redeems fund shares on a monthly basis. Please read the fund's prospectus for additional information on the fund's redemption policy.

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.